1 ANNEX 2 CERTIFICATE OF UNITS ALLOCATED under the Performance-Based Share Plan of FERROVIAL, S.E. for [Executive Directors and Senior Management / Executives]; [2020-2022 / 2023-2025], subject to the General Conditions of [Date], and to the Specific Conditions of [Date]. The capitalized terms used in this CERTIFICATE OF UNITS ALLOCATED and not defined in it shall have the meaning granted by the General Conditions of the PERFORMANCE-BASED SHARE PLAN OF “FERROVIAL, S.E.” for [Executive Directors and Senior Management / Executives][2020-2022 / 2023-2025], dated [Date], to which Annex 2 is attached as an integral part of these. Holder: Unit Allocation Date for the purposes of calculating the terms and conditions set out in the general terms and conditions of the plan: Number of UNITS: This CERTIFICATE is issued on: In [Location of signing], on [Date]. _________________ [Name] PARTICIPANT __________________ [Name] [Title] “FERROVIAL, S.E.” EXHIBIT 4.9